Exhibit 99.1

Cenovus makes strong progress on Husky integration and synergies

Generates $1.1 billion in adjusted funds flow in first quarter 2021

Calgary, Alberta (May 7, 2021) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) delivered solid operating and financial performance in the company’s inaugural quarter of operations following the acquisition of Husky Energy Inc. on January 1. With its disciplined and methodical approach to integrating Husky’s assets, the company has made significant progress in the first three months of the year and is firmly on track to deliver on its targeted acquisition synergies and 2021 budget and production guidance. Cenovus produced nearly 770,000 barrels of oil equivalent per day (BOE/d) in the quarter, and generated adjusted funds flow of more than $1.1 billion, cash from operating activities of $228 million, free funds flow of $594 million and net earnings of $220 million.

“With the extensive due diligence we undertook prior to the acquisition of Husky, and our experience since the close of the acquisition, we’re highly confident we’ll deliver at least $1 billion in synergies this year and reach our planned $1.2 billion in annual run-rate synergies by the end of 2021,” said Alex Pourbaix, Cenovus President & Chief Executive Officer. “If the current commodity price environment is sustained, we expect to approach our $10 billion net debt target this year, prior to the benefit of any asset sales.”

Financial, production & throughput summary

(For the period ended March 31)	2021 Q1	2020 Q1[1]	% change[1]
Financial ($ millions, except per share amounts)
Cash from operating activities	228	125	82
Adjusted funds flow[2,3]	1,141	-154
Per share (basic)	0.57	-0.13
Capital investment	547	304	80
Free funds flow[2],3	594	-458
Net earnings (loss)	220	-1,797
Per share (basic)	0.10	-1.46
Net debt[2]	13,340	7,421	80
Production and throughput (before royalties, net to Cenovus)
Oil and NGLs (bbls/d)	620,090	416,802	49
Natural gas (MMcf/d)	895	395	127
Total upstream production (BOE/d)	769,254	482,594	59
Total downstream throughput (bbls/d)	469,100	221,100	112

[1] Comparative figures include Cenovus results prior to the January 1, 2021 closing of the Husky transaction and do not reflect historical data from Husky.
[2] Adjusted funds flow, free funds flow and net debt are non-GAAP measures. See Advisory.
[3] Prior period has been restated to conform with the current period definition of adjusted funds flow.

Q1 overview

Progress on integration and synergies

Cenovus is in the process of reassessing the acquired Husky assets for synergies above and beyond the company’s original $1.2 billion target. This includes opportunities to apply Cenovus’s in situ operating expertise to Husky’s legacy in situ assets in Alberta and Saskatchewan. Application of these operating practices drove record average daily production in the quarter at Cenovus’s Lloydminster thermal business, including a single-day production record of approximately 103,000 barrels per day (bbls/d) in March.

“I’m extremely pleased with the urgency with which our teams have pursued integration and synergy capture across all our operations and functions,” said Pourbaix. “We’re laser focused on finding and safely executing on the next layer of synergies within the combined business and we’ve already identified opportunities that could help us exceed the original target we set when we announced the Husky transaction.”

Cenovus incurred one-time integration costs of $245 million in the quarter. This included $22 million in capital and $223 million in expenses related to consultant and legal fees, transfer of licensed seismic data, integration of IT systems, severance associated with workforce reductions as well as payments related to change of control obligations. Total integration costs for the year are expected to be within the anticipated $500 million to $550 million range. Cenovus completed two-thirds of its planned workforce reductions in the first quarter of 2021, with the balance anticipated later in the year and into 2022 as integration projects wrap up.

Financial results

Operating margin for the quarter was nearly $1.9 billion, compared with negative $589 million for the first quarter of 2020, with the improved result mainly driven by higher average crude oil, natural gas liquids (NGL) and natural gas sales prices, as well as increased sales volumes and downstream throughputs from the addition of assets acquired through the Husky transaction.

Adjusted funds flow of more than $1.1 billion included the impact of the integration costs incurred in the quarter. Cash from operating activities was $228 million. Free funds flow of $594 million included total capital investment of $547 million in the quarter. The company continues to expect full year total capital expenditures in the range of $2.3 billion to $2.7 billion.

Cenovus generated net earnings of $220 million compared with a net loss of $1.8 billion in the same period in 2020. The improvement in net earnings was driven by higher operating margin, unrealized foreign exchange gains and risk management gains compared with losses in the first quarter of 2020. First quarter earnings were also impacted by the $223 million of integration costs expensed in the period.

The company recorded a realized loss on risk management of $342 million in the first quarter of 2021, largely related to inventory risk management which was offset by physical gains and included $89 million associated with the settlement of legacy Husky inventory risk management programs. Risk management gains and losses are a result of both inventory risk management and corporate hedging. Inventory risk management is undertaken to ensure that as decisions are made to transport or store barrels, the margin on this transaction is captured. Resulting inventory risk management gains or losses are designed to mirror physical losses or gains on the transaction. It should be expected that in periods of rising price environments, the company will report inventory risk management losses that are offset by physical positions and vice versa.

Debt repayment

Net debt at the end of the first quarter was $13.3 billion, compared with $13.1 billion at January 1, 2021, with the increase primarily due to a net change in non-cash working capital of $902 million, partially offset by free funds flow of $594 million. The increase in non-cash working capital related to an increase in inventories and accounts receivable, partially offset by an increase in accounts payable. The increase in inventories and accounts receivable was mainly due to increases in commodity and refined product prices, as well as a build in inventory related to the turnaround activities at the Wood River and Borger refineries. The increase in accounts payable was mainly due to higher commodity prices, offset by the settlement of the integration costs, as well as the payment of LTI liabilities related to the Husky transaction.

Deleveraging will remain a top priority for Cenovus in 2021. The company will continue to allocate virtually all free funds flow to its balance sheet in pursuit of its net debt target of $10 billion. At current commodity prices, Cenovus expects to approach its net debt target by year end. The company will continue to prioritize the balance sheet even after reducing net debt below $10 billion, with a longer-term target of $8 billion. While it will apply the bulk of free funds flow to the balance sheet towards the $8 billion target, the company believes there will also be opportunity to consider incremental shareholder returns and investment in the business.

Strong operating performance

Cenovus’s upstream production of 769,254 BOE/d included record production at the company’s Lloydminster thermal projects and the Liwan natural gas project. Total upstream operating margin was $1.7 billion. The combination of higher global oil prices and narrow light-heavy differentials resulted in strong netbacks across the upstream business.

At its downstream operations, Cenovus initially reduced refinery throughput in the quarter to align with market conditions and later increased throughput towards historical levels, as refined product demand continued to recover. Total crude oil throughput was 469,100 bbls/d, net to Cenovus. Total downstream operating margin of $184 million was impacted by planned and unplanned maintenance and severe winter weather in parts of the U.S.

The rebuild work at the Superior Refinery in Wisconsin is progressing well and remains on track with our original targets and costs, with several key milestones reached in the first quarter, including the installation of a number of critical process towers.

Health and safety

Cenovus continues to prioritize the health and safety of its staff and the communities where it operates. The company is managing the ongoing COVID-19 pandemic by following the direction of local governments, public health officials and the company’s internal health and safety experts. Office and non-essential staff at its Western Canada locations continue to work from home, and staff at field operations continue to adhere to comprehensive COVID-19 protocols, including enhanced cleaning, use of masks and physical distancing measures.

As part of the integration of Cenovus’s systems and processes, the company is advancing work on the Cenovus Operations Integrity Management System, a framework of safety requirements leveraging best practices of both Cenovus and Husky to be used at all sites and facilities.

Operating highlights

Oil Sands

The Oil Sands segment generated operating margin of $1.1 billion, compared with negative $272 million in the first quarter of 2020, mainly due to higher average realized prices, lower transportation costs and additional volumes contributed by the acquired assets and inventory write-downs in 2020, partially offset by a higher realized loss on inventory price risk management.

Cenovus achieved first-quarter transportation costs of $10.98/bbl at its Foster Creek operations and $6.65/bbl at the Christina Lake operations by optimizing the company’s combined pipeline capacity out of Alberta to ship and sell heavy oil production to U.S. destinations, with less reliance on rail. This is a reduction of 24% for Foster Creek and 19% for Christina Lake compared with the first quarter of 2020 when Cenovus shipped and sold about the same proportion of heavy oil volumes at U.S. destinations.

Total Oil Sands crude oil production averaged 553,396 bbls/d, with sales volumes of 565,289 BOE/d compared with production of 387,036 bbls/d and sales of 397,971 BOE/d a year earlier. At Foster Creek and Christina Lake, first-quarter crude oil production averaged 163,090 bbls/d and 222,888 bbls/d respectively, largely in line with production levels in the first quarter of 2020. Cenovus continues to optimize production in 2021 to take advantage of strong market conditions.

At the company’s Lloydminster thermal operations, the application of Cenovus’s best practices, including its proven operating strategy and improved production and well delivery techniques, helped demonstrate the synergies of the company’s combined operations. The assets delivered record average daily production of more than 96,000 bbls/d in the quarter, including a single day peak production rate of approximately 103,000 bbls/d.

Oil Sands average netbacks were $26.56/BOE in the quarter, excluding risk management activities, compared with $2.58/BOE in the same period in 2020. Netbacks at Foster Creek were $25.60/bbl compared with $1.93/bbl in the first quarter of 2020, and netbacks at Christina Lake were $27.28/bbl compared with $3.06/bbl a year earlier.

Per-barrel operating costs for the segment were $11.40, compared with $7.75 in the first quarter of 2020. The increase in Oil Sands segment operating costs was mainly due to higher average operating costs on assets acquired from Husky and higher natural gas fuel costs. With the continued application of Cenovus operating techniques on the new assets, the company expects to be able to further reduce these costs in future quarters.

Conventional

Production from the Conventional segment was 135,933 BOE/d compared with 95,558 BOE/d in the first quarter of 2020. The segment generated operating margin of $210 million, up from $51 million in the first quarter of 2020, reflecting stronger natural gas market prices as well as the benefit of pipeline and storage assets and inventory acquired in the Husky transaction. Cenovus drilled nine net wells in the segment in the first three months of 2021, positioning the company to take advantage of the stronger natural gas price outlook.

Per-barrel operating costs increased to $11.09 from $9.01 in the first quarter of 2020, primarily due to higher average operating costs on assets acquired in the Husky transaction, while the average netback increased to $15.80/BOE from $5.32/BOE in the same period a year ago, largely driven by the higher sales price and sales volume in the segment.

Offshore

In the first quarter of 2021, Cenovus’s Offshore segment generated operating margin of $344 million, with a per-barrel operating cost of $9.37.

A record quarterly production rate at the Liwan Gas Project offshore China contributed to Asia Pacific production of 60,832 BOE/d in the first three months of 2021. The total realized sales price in the quarter was $68.08/BOE, based on long-term contracted pricing for natural gas and NGLs. Asia Pacific operating netbacks averaged $58.53/BOE during the quarter.

Production in the Atlantic region of 16,920 bbls/d received Brent-like pricing and generated a realized sales price of $81.37/bbl in the first quarter. Netbacks for Atlantic production averaged $46.27/bbl.

Downstream

Cenovus’s Downstream business, which includes its Canadian Manufacturing and U.S. Manufacturing segments, added 365,500 bbls/d in throughput capacity as a result of the Husky transaction.

Canadian Manufacturing

Reliable performance at the upgrader and asphalt refinery contributed to Canadian Manufacturing operating margin of $82 million in the first quarter, with a refining margin of $18.40/bbl. The facilities operated near capacity, with an average crude utilization rate of 96% in the quarter. The Canadian Manufacturing segment had operating expense of $9.69/bbl in the quarter, reflecting workforce, repairs and maintenance, and energy costs.

The Lloydminster Upgrader delivered throughput of about 78,400 bbls/d, with refining margin of $16.64/bbl and operating expense of $7.53/bbl. Throughput at the Lloydminster Asphalt Refinery was about 27,800 bbls/d, with refining margin of $12.43/bbl and operating expense of $7.75/bbl.

U.S. Manufacturing

The company’s U.S. Manufacturing assets continue to be optimized to align with the ongoing rebound in demand for refined products. U.S. Manufacturing operating margin was $91 million in the first quarter, and was impacted by higher operating costs and throughput reductions at the Wood River, Borger and Lima refineries. The cost of Renewable Identification Numbers, which increased by 58% from the fourth quarter of 2020, also partially offset improved refining margins.

Throughput at the Wood River and Borger refineries, which are jointly owned with and operated by Phillips 66, was 51,000 bbls/d lower compared with the first quarter of 2020. Lower throughput was primarily due to reduced run rates in response to weak market conditions, and planned maintenance turnarounds beginning in early March at Wood River and late February at Borger, which lasted past the end of the quarter. In addition, operations at Borger were impacted by winter storm Uri in February. Operations at Lima ran below capacity during the quarter due to weak market conditions, an unplanned outage in February and winter storm Uri, which caused a temporary shutdown of a key pipeline that supplies feedstock to the refinery.

First-quarter operating expense for U.S. Manufacturing was $12.40/bbl, consisting primarily of repairs and maintenance, workforce and utilities costs. In the first quarter of 2021, operating expenses increased $196 million compared with the first quarter of 2020. The increase was due to assets acquired in the transaction, combined with turnaround activities at the Wood River and Borger refineries, and higher utility pricing at the Lima and Borger refineries associated with the impacts of winter storm Uri.

Sustainability

Following a robust environmental, social and governance (ESG) materiality assessment, Cenovus has established climate & greenhouse gas emissions (GHGs), Indigenous reconciliation, water stewardship, biodiversity and inclusion & diversity as its ESG focus areas.

“We’ll be setting meaningful targets for these areas and plans to achieve them later this year, and we remain committed to our ambition of achieving net zero emissions by 2050,” said Pourbaix. “As well, delivering safe and reliable operations and continuing to demonstrate strong governance will remain foundational to how we manage our business.”

Cenovus believes collaboration is essential to achieving its ESG ambitions. On April 19, the winners of the five-year US$20 million NRG COSIA Carbon XPRIZE were announced. As a member of Canada’s Oil Sands Innovation Alliance (COSIA), Cenovus supported the competition, which was focused on developing technologies that will recycle carbon emissions into valuable products. Both winners are using carbon dioxide captured from natural gas and coal plants to produce advanced concrete products, one of the most abundantly used materials on earth.

Dividend

For the second quarter of 2021, the Board of Directors declared a dividend of $0.0175 per share, payable on June 30, 2021 to common shareholders of record as of June 15, 2021. The Board also declared a second-quarter dividend on each of the Cumulative Redeemable First Preferred Shares – Series 1, Series 2, Series 3, Series 5 and Series 7 – payable on June 30, 2021, to shareholders of record as of June 15, 2021 as follows:

Preferred shares dividend summary
(for the period ended March 31)	Rate (%)	Amount ($/share)
Share series
Series 1	2.577	0.16106
Series 2	1.803	0.11238
Series 3	4.689	0.29306
Series 5	4.591	0.28694
Series 7	3.935	0.24594

All dividends paid on Cenovus’s common and preferred shares will be designated as "eligible dividends" for Canadian federal income tax purposes. Declaration of dividends is at the sole discretion of the Board and will continue to be evaluated on a quarterly basis.

Conference call today

9 a.m. Mountain Time (11 a.m. Eastern Time)

Cenovus will host a conference call today, May 7, 2021, starting at 9 a.m. MT (11 a.m. ET). To participate, please dial 888-390-0605 (toll-free in North America) or 416-764-8609 approximately 10 minutes prior to the conference call. A live audio webcast of the conference call will also be available via cenovus.com. The webcast will be archived for approximately 90 days.

Advisory

Basis of Presentation
Cenovus reports financial results in Canadian dollars and presents production volumes on a net to Cenovus before royalties basis, unless otherwise stated. Cenovus prepares its financial statements in accordance with International Financial Reporting Standards (IFRS).

Barrels of Oil Equivalent
Natural gas volumes have been converted to barrels of oil equivalent (BOE) on the basis of six thousand cubic feet (Mcf) to one barrel (bbl). BOE may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil compared with natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is not an accurate reflection of value.

Non-GAAP Measures and Additional Subtotal
This news release contains references to adjusted funds flow, free funds flow and net debt, which are non-GAAP measures. These measures do not have a standardized meaning as prescribed by IFRS. Readers should not consider these measures in isolation or as a substitute for analysis of the company’s results as reported under IFRS. These measures are defined differently by different companies and therefore are not comparable to similar measures presented by other issuers. For definitions, as well as reconciliations to GAAP measures, and more information on these and other non-GAAP measures and additional subtotals, refer to “Non-GAAP Measures and Additional Subtotals” on page 1 of Cenovus’s Management’s Discussion and Analysis (MD&A) for the period ended March 31, 2021 (available on SEDAR at sedar.com, on EDGAR at sec.gov and Cenovus’s website at cenovus.com).

Forward-looking Information
This news release contains certain forward-looking statements and forward-looking information (collectively referred to as “forward-looking information”) within the meaning of applicable securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995, about Cenovus’s current expectations, estimates and projections about the future of the combined company, based on certain assumptions made in light of experiences and perceptions of historical trends. Although Cenovus believes that the expectations represented by such forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct.

Forward-looking information in this document is identified by words such as “achieve”, “ambition”, “anticipate”, “believe”, “committed”, “confident”, “continue”, “deliver”, “exceed”, “expect”, “future”, “opportunity”, “on track”, “outlook”, “plan”, “position”, “priority”, “remain”, “target” and “will” or similar expressions and includes suggestions of future outcomes, including, but not limited to statements about: general and 2021 priorities; delivering at least $1 billion in synergies in 2021 and reaching $1.2 billion in annual run-rate synergies by the end of 2021; approaching $10 billion net debt in 2021 and a longer term net debt target of $8 billion; allocation of free cash flow; capturing additional synergies from the acquisition of Husky; status of expected one-time integration-related costs; workforce reductions; full year inventory risk management and corporate hedging programs to manage inventory positions and improve certainty; opportunity for incremental shareholder returns and investment in the business; status of the Superior Refinery rebuild; future reductions of per-barrel operating costs in the Oil Sands segment; our expected results for the remainder of 2021; Cenovus’s ambition to achieve net zero emissions by 2050 and plans to set new ESG targets; quarterly evaluation of declaring dividends; and all statements related to the company’s 2021 guidance.

Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry generally. The factors or assumptions on which the forward-looking information in this news release are based include, but are not limited to:

Cenovus’s ability to realize the anticipated benefits of the Husky transaction; the allocation of free cash flow to Cenovus’s balance sheet; commodity prices; future narrowing of crude oil differentials; Cenovus’s ability to produce from oil sands facilities on an unconstrained basis; Cenovus’s ability to access sufficient insurance coverage to pursue development plans; Cenovus’s ability to deliver safe and reliable operations and demonstrate strong governance; and the assumptions inherent in Cenovus’s 2021 guidance available on cenovus.com.

The risk factors and uncertainties that could cause actual results to differ materially from the forward-looking information in this news release include, but are not limited to: Cenovus’s ability to realize the anticipated benefits of the Husky transaction; the effectiveness of Cenovus’s risk management program; the accuracy of estimates regarding commodity prices, operating and capital costs and currency and interest rates; risks inherent in the operation of Cenovus’s business; ability to successfully complete development plans; and risks associated with climate change and Cenovus’s assumptions relating thereto.

Except as required by applicable securities laws, Cenovus disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned that the foregoing lists are not exhaustive and are made as at the date hereof. Events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking information. For additional information regarding Cenovus’s material risk factors, the assumptions made, and risks and uncertainties which could cause actual results to differ from the anticipated results, refer to “Risk Management and Risk Factors” and “Advisory” in Cenovus’s MD&A for the period ended March 31, 2021 and to the risk factors, assumptions and uncertainties described in other documents Cenovus files from time to time with securities regulatory authorities in Canada (available on SEDAR at sedar.com, on EDGAR at sec.gov and Cenovus’s website at cenovus.com). Additional information concerning Husky’s business and assets as of December 31, 2020 may be found in Husky’s MD&A and Annual Information Form, each of which is filed and available on SEDAR under Husky’s profile at sedar.com.

Cenovus Energy Inc.

Cenovus Energy Inc. is an integrated energy company with oil and natural gas production operations in Canada and the Asia Pacific region, and upgrading, refining and marketing operations in Canada and the United States. The company is focused on managing its assets in a safe, innovative and cost-efficient manner, integrating environmental, social and governance considerations into its business plans. Cenovus common shares and warrants are listed on the Toronto and New York stock exchanges, and the company’s preferred shares are listed on the Toronto Stock Exchange. For more information, visit cenovus.com.

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